February 12, 2025

Shannon Ghia
Chief Executive Officer
iShares Bitcoin Trust ETF
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

       Re: iShares Bitcoin Trust ETF
           Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed February 3, 2025
           File No. 333-272680
Dear Shannon Ghia:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1
General

1. We note your disclosure on page 36 that only certain Authorized Participants have the ability, through their affiliates, to support in-kind creation and redemption activity.
       Please disclose whether any of your current Authorized Participants are able to support in-kind creation and redemption activity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 February 12, 2025
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets